Exhibit (a)(5)(iii)

MediaRing Ltd (RCB No. 199304568R) 750A Chai Chee Road #05-01 Technopark @ Chai Chee, Singapore 469001 Tel: (65) 6441 1213 Fax: (65) 6441 3013
MediaRing Responds to Pacific Internet’s Rejection of its Cash Tender Offer
NEW YORK, June 1 — MediaRing Ltd (Bloomberg: MR SP, Reuters: MRNG.SI; “MediaRing”), a leading VoIP telephony service provider in Asia, announced that it has submitted a letter to the Board of Directors of Pacific Internet Limited (Nasdaq: PCNTF; “PacNet”) in response to the PacNet Board’s recommendation that shareholders reject MediaRing’s cash tender offer to acquire all the outstanding shares of PacNet.
Full text of the letter follows:
June 1, 2006
Board of Directors
Pacific Internet Limited
89 Science Park Drive
#02-05/06 The Rutherford
Singapore Science Park
Singapore 118261
Members of the Board:
     We are disappointed that you have recommended that our cash tender offer be rejected. We believe that we have put a strong offer on the table for your shareholders for the following reasons.
•	Our offer provides every shareholder with an opportunity to receive US$8.25 net in cash per share, which represents a 27.7% premium over Pacific Internet’s closing share price prior to our initial offer announcement.

•	Shareholders will be able to realize their investment without having to wait for or take risk on the successful execution of your announced five-year business plan. In particular, as our offer is for cash, it is not subject to uncertainties or risks relating to the performance or growth of Pacific Internet’s business.

•	No alternative offer or proposal has been announced, despite your repeated public statements that you have initiated contact with, and have been approached by, multiple parties with a view to exploring possible merger and acquisition transactions.

•	There have been two significant transactions in Pacific Internet shares within the last 15-month period: SembCorp’s sale to Kingsville at an implied EV/EBITDA multiple of 4.6x and Kingsville’s subsequent sale to Vantage at an implied EV/EBITDA multiple of 5.6x. Our offer is at a premium to those transactions at an implied EV/EBITDA multiple of 6.8x and offers an opportunity to all shareholders, and not just any single shareholder, to exit their investment.

•	There is no assurance that PacNet’s share price will be maintained at current levels if our offer lapses.
     We remain committed to our offer and are available to discuss its merits.

Sincerely
For and on behalf of MediaRing Ltd
Khaw Kheng Joo
Director and Chief Executive Officer
*****
This release is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and offer to purchase ordinary shares of PacNet is only being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by MediaRing with the U.S. Securities and Exchange Commission on May 12, 2006. Holders of PacNet shares should read carefully the Tender Offer Statement (and related materials), as amended from time to time, because they contain important information. Holders of PacNet shares and investors may download free copies of such materials (and all other documents that MediaRing has filed with the SEC) at the SEC’s website at www.sec.gov, or from D.F. King & Co., Inc, the Information Agent for the offer.
The Directors of MediaRing (including those who may have delegated detailed supervision of this release have taken all reasonable care to ensure that the facts stated in this release are fair and accurate and that no material fact has been omitted from this release and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of MediaRing has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this release.
About MediaRing
With offices in Singapore, Cambodia, Shanghai, Beijing, Hong Kong, Indonesia, Japan, Malaysia, Taiwan and Sunnyvale (USA), MediaRing is a leading pure-play Internet telephony player in Asia and enjoys a growing share of the global VoIP market. Through its strong technological capabilities and extensive distribution network, MediaRing brings high-quality voice services to carriers, enterprises, service providers, and consumers with its wide range of service offerings. Its extensive partnerships with carriers around the world allow call terminations worldwide. As a pioneer in VoIP services with unique proprietary technology, MediaRing derives more than 95% of its revenue from outside Singapore.
About Pacific Internet
Based on its public filings, Pacific Internet Limited is the largest telco-independent Internet communications service provider by geographic reach in the Asia Pacific region. PacNet has direct presence in Singapore, Hong Kong, China, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of data, voice and video services to both corporate business and consumer customers.

Contact Information:
United States & Europe:
Sitrick And Company
James Craig — james_craig@sitrick.com
New York: 1(212) 573-6100
Jason Booth — jason_booth@sitrick.com
Los Angeles: 1(310) 788-2850
Singapore:
August Consulting
Tel: (65) 6733 8873 Fax: (65) 6733 9913
Silvia Heng — silvia@august.com.sg
Alan Lee — alanlee@august.com.sg

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